Q3
18

Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

ORGANIGRAM

1.1 INTRODUCTION

1.2 FORWARD-LOOKING STATEMENTS

1.3 BUSINESS ENVIRONMENT

1.4 RISKS AND UNCERTAINTIES

1.1 INTRODUCTION

This Management Discussion and Analysis (“MD&A”) document, prepared on July 27, 2018, should be read in conjunction with the interim condensed consolidated financial statements of Organigram Holdings Inc. (the “Company”) for the three and nine-months ended May 31, 2018 and May 31, 2017. Financial data in this MD&A is based on the condensed consolidated interim financial statements of the Company for the three and nine-months ended May 31, 2018 and May 31, 2017 and are expressed in Canadian dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”).

The Company’s subsidiaries are Organigram Inc. (“OGI”), a Licensed Medical Marijuana Producer as regulated by Health Canada under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) of the Government of Canada, and Trauma Healing Centers Incorporated (“THC”), offering a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

The offices of the Company are located at 35 English Drive, Moncton, New Brunswick, E1E 3X3 and further inquiries regarding the Company may be directed to its Chief Financial Officer, Paolo De Luca, at (416) 661-0947, or by fax at (506) 384-4266, or by email to info@organigram.ca.

1.2 FORWARD-LOOKING STATEMENTS

Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, or “continue”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and, statements regarding our future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events.

Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond the Company’s control and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to: financial risks; dependence on senior management; sufficiency of insurance; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; supply risks; product risks; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “7.1 Financial Risk Factors”.

All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions, risks and uncertainties is contained in our filings with securities regulators and are available at www.sedar.com. Certain filings are also available on our web site at www.organigram.ca.

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	2

1.3 BUSINESS ENVIRONMENT

In 2001, the Government of Canada introduced a regulatory regime, the Medical Marihuana Access Regulations (“MMAR”), governing access of patients to marijuana for medical purposes. Since this time, the number of patients prescribed medical marijuana has grown and continued growth is expected. Meanwhile, the medical marijuana regulatory regime has continued to evolve until, in June 2013, Health Canada announced the current regulatory regime, the Marihuana for Medical Purposes Regulations (“MMPR”) to replace the MMAR. Pursuant to the MMPR, companies are eligible to apply as a Licensed Producer (a “license”) of medical marijuana. This license permits a company to lawfully cultivate, possess and sell medical marijuana in conformance with the MMPR. Due to the regulatory barrier to entry, the anticipated growth in demand in the consumption of medical marijuana and the potential return on investment, a license is highly coveted by many companies.

The MMPR came into effect on April 1, 2014 and the Company received its initial license to operate as a Licensed Producer of medical marijuana on April 14, 2014. The license was renewed on March 28, 2017.

On August 24, 2016, the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) replaced the MMPR as the governing regulations in respect of the production, sale and distribution of medical cannabis and cannabis oil. The replacement regulations were implemented as a result of the ruling by the Federal Court of Canada in the case of Allard et al v. Canada in which the MMPR was found to be unconstitutional in violation of the plaintiffs’ rights under section 7 of the Charter of Rights and Freedoms due to the restrictions placed on a patient’s ability to reasonably access medical cannabis. The Federal Court of Canada therefore upheld the patients’ rights to grow their own medical marijuana.

The ACMPR effectively combines the regulations and requirements of the MMPR, the MMAR and the section 56 exemptions relating to cannabis oil under the Controlled Drugs and Substances Act into one set of regulations. In addition, the ACMPR sets out the process patients are required to follow to obtain authorization from Health Canada to grow cannabis and to acquire seeds or plants from Licensed Producers to grow their own cannabis. Under the ACMPR, patients have three options for obtaining cannabis:

(a)	they can continue to access quality-controlled cannabis by registering with Licensed Producers;

(b)	they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or

(c)	they can designate someone else to produce it for them.

With respect to (b) and (c), starting materials, such as plants or seeds, must be obtained from Licensed Producers. It is possible that (b) and (c) could significantly reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company. That said, management of the Company believes that many patients may be deterred from opting to proceed with options (b) or (c) since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis.

On April 13, 2017, the Government of Canada introduced legislation to legalize, strictly regulate and restrict access to cannabis. The proposed Cannabis Act would create a strict legal framework for controlling the production, distribution, sale and possession of cannabis in Canada. Following Royal Assent, the proposed legislation would allow adults to legally possess and use cannabis. This would mean that possession of small amounts of cannabis would no longer be a criminal offence and would prevent profits from going into the pockets of criminal organizations and street gangs. The bill would also, for the first time, make it a specific criminal offence to sell cannabis to a minor and create significant penalties for those who engage young Canadians in cannabis-related offences.

On June 18, 2018, the Government of Canada passed legislation on the Cannabis Act (Bill C-45) to allow regulated and restricted access to cannabis for adult-recreational users, to come into force on October 17, 2018.

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1.4 RISKS AND UNCERTAINTIES

The Company’s business is subject to risks inherent in a high growth, government regulated enterprise, and the Companyhasidentifiedcertain risks pertinent to its business, as further described under “7.1 Financial Risk Factors”. Management attempts to assess and mitigate these risks by retaining experienced professional staff and assuring that the Board of Directors and senior management are monitoring these risks on a continual basis

2.1 NATURE AND HISTORY OF THE COMPANY'S BUSINESS

2.2 BUSINESS OUTLOOK

2.3 SELECTED INFORMATION

2.1 NATURE AND HISTORY OF THE COMPANY’S BUSINESS

The Company is licensed as a Licensed Producer of medical marijuana, including dried cannabis and cannabis oil, under the ACMPR. Pursuant to its license, the Company is permitted to possess, produce, sell, provide, ship, deliver, transport and destroy medical marijuana, marijuana plants (including plants and seeds) and cannabis oil, in conformity with the ACMPR, and made its first shipment of medical marijuana to registered patients in September 2014. Management believes that the Company benefits from a number of competitive advantages which will allow it to be strategically positioned for future potential developments in the industry.

The Company has entered into agreements with several organizations committed to helping first responders and veterans deal with chronic ailments. Under the terms of the agreements, each of the organizations will refer patients to Organigram. The Company continues to pursue, as part of its business model, further strategic partnerships and opportunities with other suppliers and organizations and continues to actively evaluate such opportunities.

Since commencing operations at its main facility located in Moncton, New Brunswick which includes the civic address 35 English Drive, the Company has continued to expand the main facility to create additional production capability. The Company has also strategically acquired land and buildings adjacent to the main facility that would bring the Company’s production space to approximately 480,000 square feet.

The Company’s license was amended August 10, 2017, allowing the Company to store substances inventory up to a maximum storage capacity value of $31,250,000 for the security level 8 vault. The amended License has a current term that expires March 27, 2020. It is anticipated that Health Canada will extend or renew the License at the end of its term. See “7.1 Financial Risk Factors”. On January 25, 2018, Health Canada announced that it had, effective as of such date, made two targeted changes to the physical security requirements under the ACMPR, including permitting licensed producers to store cannabis outside of vaults. It is anticipated that the maximum storage capacity limits may not be applicable to licensed producers in the future.

Medical marijuana and cannabis oil patients order from the Company primarily through the Company’s online store or through the phone. Medical marijuana and cannabis oil is and will continue to be delivered by secured courier or other methods permitted by the ACMPR. The Company’s prices vary based on grow time, strain yield and market prices. The Company may from time to time offer volume discount or promotional pricing.

The Company is also authorized for wholesale shipping of medical marijuana plant cuttings and dried flower to other Licensed Producers. The Company has already completed sales through its wholesale strategy and based on current costs, management expects the wholesale shipment strategy to continue. This sales channel requires minimal selling, general and administrative costs over and above the cost to produce plant cuttings and dried flower.

The Company also received its Dealer’s License in May 2018 which now authorizes the company to conduct additional activities not currently permitted under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). This provides Organigram with an ability to develop, test and export an extensive range of products including its current range of cannabis oils as well as an extensive range of derivative based formulations.

The Company continues the ongoing development of it Moncton Campus to add additional capacity and permit the increased production of medical marijuana, cannabis oil, and related products. The increase in capacity is also to prepare for the legalization of adult recreational use of marijuana in Canada. The Company received confirmation on June 20, 2018, that it has been conditionally granted its cannabis licence effective October 17, 2018, for sales of adult recreational use of marijuana in Canada.

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2.2 BUSINESS OUTLOOK

BUSINESS OBJECTIVES

The Company’s primary business objectives for the remainder of calendar 2018 include but are not limited to the following:

1.

Cannabis Cultivation – expansion of the Moncton Campus and all necessary infrastructure, equipment and staffing to drive higher production volumes and efficiencies while maintaining a focus on quality products;

2.	Adult-Use Recreational Market – preparation for and successful participation in the future adult-use recreational markets in Canada;

3.	International – successful design and implementation of an international strategic growth plan to complement domestic operations;

4.

Other Strategic Investments and Developments – acquisition of cannabis or hemp-related production assets in Canada or abroad, intellectual properties, technologies, or other assets that are synergistic to the Company’s Canadian and/or international strategies.

CANNABIS CULTIVATION

Phase 3 Expansion

On June 5, 2018, the Company announced it had received an expanded cultivation license from Health Canada related to its previously announced Phase 3 expansion.

The scope of the amendment included approval of the following:

•	The entire perimeter of the expanded facility, approximately forty thousand square feet;
•	The first six of the Company’s new sixteen three-tier cultivation rooms in the Phase 3 expansion; and
•

Refined functional design on an already improved Phase 2 design including slightly higher grow rooms and the location of HVAC units entirely on the outside of the rooms for enhanced ergonomics and improved airflow.

As a result of this approval, cannabis plants were moved into these new rooms on a rolling basis beginning on June 6, 2018. On July 23, 2018 the Company announced that it had received Health Canada licensing for all remaining ten rooms of Phase 3. Harvests from Phase 3 will begin in August 2018.

Phase 4 Expansion

The Company also recently broke ground on its Phase 4 expansion project which will be completed over three different, but concurrently constructed, stages in 2018 and 2019. Phase 4a (31 grow rooms) will come online in April of 2019, increasing the Company’s target production capacity to 62,000 kg/yr. Phase 4b (32 grow rooms) is expected to be ready by August of 2019, increasing the target production capacity to 89,000 kg/yr.

Construction for Phase 4c (29 grow rooms), which will bring target production capacity up to 113,000 kg/yr, is scheduled to begin in January 2019. The rooms will be available to Organigram by October of 2019.

The estimated cost of constructing Phases 4a and 4b (including all supporting mechanical rooms) is approximately $70 million. The estimated cost of Phase 4c is $40 million. Included in the cost of the Phase 4a and 4b budget is a $4 million dedicated substation with peak power capacity of 40 megawatts.

Organigram has sufficient cash on hand to fund all three stages of Phase 4 expansion and expects to be cash flow positive from operations at the outset of the launch of the adult recreational market launch.

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Operations Update

The Company is also in the process of commissioning automated dried flower and oil packing and labelling lines. Organigram anticipates delivery of a bespoke automated pre-roll machine as well as a fully-integrated packaging and labeling line for pre-rolls in August 2018 well in advance of providing initial shipments for the adult recreational market launch.

Future Expansion of Moncton Campus

In addition to the expansion of the Organigram facility, the Company’s Moncton campus continues to grow. On July 13, 2018, the Company completed the purchase of approximately 9.1 acres located across the road from its current production facility for $640,000.

The Company also will have at its disposal, once the tenant relocates during Q1 2019, approximately 58,000 sq. ft. of interior space that it already owns and is currently leasing.

The aforementioned real estate can be used in the future for purposes which may include an edibles facility or further production expansion depending on the Company’s strategic review of market conditions.

NOTES:

•	Ground floor footprint includes cultivation, other production space and office space.

•	The Company currently uses three-level cultivation grow rooms to maximize cultivation area.

•	Some expansions are dedicated solely to additional grow rooms vs. others which represent mixed-use expansion (grow rooms and supporting space).

•	Estimated production capacity is dependent on a multitudinal of factors and subject to a variation of baseline expectation.

•	Phase 5 and total ground footprint include 58k sq. ft. of a relocating tenant.

		TARGET	GROUND FLOOR
		CONSTRUCTION	FOOTPRINT		GROW ROOM	TYPE OF
PHASE	STATUS	DATE	(APPROX. SQ. FT.)	NUMBER	SIZE	PRODUCTION
	Complete	N/A	31,600	12	Small	Pre-Veg, Organic, Mineral
	Complete	N/A	102,125	23	Large	Primarily Mineral
	Complete	May-2018	40,000	16	Large	Primarily Mineral
	Under Construction	April-2019	93,000	31	Large	Primarily Mineral
	Under Construction	August-2019	70,000	32	Large	Primarily Mineral
	In Planning	October-2019	82,000	29	Large	Primarily Mineral
	TBD	TBD	58,503	TBD	TBD	Primarily Mineral
			477,228	143

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Production Yields

Since year-end (August 31, 2017) the following depicts the quarterly yields obtained in dried flower (or equivalent) grams per plant for the last three-quarters:

AVERAGE GRAMS PER PLANT HARVESTED

As a result of these yields, the Company is expecting to produce over 110,000 kilograms annually from fully-funded operations once all phases are completed. To date only Phases 1, 2 and 3 are completed and Phases 4a and 4b are under construction. The following table reflects the Company’s revised production capacity forecasts:

PRODUCTION	TARGET CONSTRUCTION	TARGET PRODUCTION
CAMPUS	COMPLETION DATE	CAPACITY
Phase 1, 2, 3	Already in Cultivation	36,000
Phases 1, 2, 3,4a	Phase 4a: April 2019	62,000
Phases 1, 2, 3, 4a, 4b,	Phase 4b: August 2019	89,000
Phases 1, 2, 3, 4a, 4b, 4c	Phase 4c: October 2019	113,000

As a result of the improved yields and operational efficiencies the Company has experienced a corresponding drop in cost of production per gram harvested (this includes direct labour, direct materials, allocated overhead and depreciation related to building and equipment of the production facility but excludes packaging costs which are included in cost of sales when product is ultimately sold) since year-end:

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In order to meet its production outlook, the Company has been rapidly expanding its head count. The Company hosted, during the third quarter, its third job fair with over 250 applicants being interviewed for employment opportunities that will be created by the increased capacity. At the end of the quarter (May 31, 2018), the Company had approximately 261 full-time employees and will surpass 300 during its fourth fiscal quarter.

ADULT-USE RECREATIONAL MARKET

The Company continues to plan for the anticipated legalization of edibles and concentrates in the year 2019 by partnering with TGS International LLC (“TGS”), a vertically-integrated cannabis company which owns and operates over 300,000 square feet of state licensed and regulated production, processing, and manufacturing facilities, as well as 15 medicinal and/or adult-use retail locations in the state of Colorado. The Company has no equity or other financial interest in TGS and the terms of the agreement provide for a royalty payment to TGS on products sold in Canada.

Branding Strategy

On May 15, 2018, the Company unveiled their Phase 1 branding strategy for the adult recreational market in Canada. The adult-use recreational portfolio will be officially launched October 17, 2018, and includes the launch of The Edison Cannabis Company, ANKR Organics and Trailer Park Buds.

DISTRIBUTION DEALS WITH PROVINCIAL CROWN CORPORATIONS AND OTHER RETAILERS:

ANNOUNCED PROVINCIAL SUPPLY DEALS
PROVINCE	ANNUAL ALLOCATION (KGS)	LINK
PRINCE EDWARD ISLAND	1,000	https://www.organigram.ca/latest/organigram-signs-mou- with-government-of-prince-edward-island-for-the-distri- bution-of-cannabis-to-the-provinces-adult-recreational- market/

chart continues on next page

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chart starts on previous page

ANNOUNCED PROVINCIAL SUPPLY DEALS
PROVINCE	ANNUAL ALLOCATION (KGS)	LINK
NEW BRUNSWICK	5,000	https://www.organigram.ca/latest/organigram-becomes- one-of-the-first-licensed-producers-to-sign-mou-with-pro- vincial-authority-responsible-for-the-distribution-of-canna- bis-to-the-adult-recreational-market/
MANITOBA	1,000	https://www.organigram.ca/latest/organigram-signs-strate- gic-supplier-agreement-with-hiku-brands/
ALBERTA	NOT DISCLOSED	https://www.organigram.ca/latest/organigram-signs-sup- ply-agreement-with-the-alberta-gaming-liquor-and-canna- bis-commission-aglc/

INTERNATIONAL

First International Medical Shipment

Also during May 2018, the Company received a permit from Health Canada to export medical cannabis to Australia. The Company will be able to ship dried cannabis products to Cannatrek Medical PTY Ltd, a licenced Australian medical cannabis enterprise with operations in Melbourne, Victoria through its broker Cannada Management Group Global Inc., a leading global cannabis and hemp brokerage firm for import/export, procurement and logistics of cannabis and hemp related products.

On July 6, 2018 the Company fulfilled its first shipment of dried flower to the Australian purchaser.

Organigram is looking to expand the relationship with its Australian counterparty to include medical oil sales and has applied for a permit from Health Canada to export cannabis oils to Australia.

Alpha-Cannabis Germany

On May 8, 2018, the Company announced it has entered a non-binding term sheet to acquire up to twenty-five per cent of Alpha-Cannabis Pharma GmbH (“Alpha-Cannabis Germany” or “ACG”) located in Stadthagen, Germany.

According to the non-binding term sheet, the Company will invest up to €1,625,000 (approximately $2.45 million CAD) in cash and €875,000 (approximately $1.35 million CAD) worth of the Company’s common shares (based on the achievement of milestones) for twenty-five per cent of the aggregate issued and outstanding shares of Alpha-Cannabis Germany on a fully-diluted basis. Once the agreement is final, the Company will provide ACG with dried cannabis flower as well as sweet leaf for conversion into extracts for the burgeoning German medical cannabis market. Further, the parties also anticipate entering into an agreement whereby the Company will have an option to purchase pure synthetic CBD isolate from Alpha-Cannabis Germany. The parties anticipate jointly submitting for future licenses available to supply medical cannabis in the German market.

This transaction is scheduled to close in the calendar third quarter.

Eviana

On June 4, 2018 Organigram announced it has entered into a non-binding term sheet (the “Term Sheet”) whereby the Company will make a significant equity investment into Eviana Health Corporation (“Eviana”).

Eviana is a Canadian Securities Exchange listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa. Eviana has the rights over certain assets in Serbia relating to the cultivation of industrial hemp plant including but not limited to:

•	Over 50 metric tonnes of hemp biomass in inventory including harvests from the most recent 2017 harvest available for extraction;

•	A 40,000 sq ft. processing facility in Mladenovo, Serbia (near Novi Sad);

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•	A 22,000 sq ft. pharma-grade leased facility in Belgrade which houses a soon-to-be commissioned Vitalis Supercritical CO2 Extraction System;

•	A recently completed planting of 150 hectares for the 2018 hemp cultivation season.

Under the terms of the proposed transaction Organigram will invest $10,000,000 and receive a 26% interest in Eviana with rights to increase its stake to 40% through the exercise of warrants.

Additionally, the Term Sheet contemplates the Company entering into an offtake agreement with Eviana for up to 50% of the cannabidiol (CBD) production of Eviana for a period of five years, subject to adjustment based on the Company’s equity interest in Eviana.

The transaction is scheduled to close in the calendar third quarter.

OTHER STRATEGIC INVESTMENTS AND DEVELOPMENTS

Dealer’s License

The Company received its dealer’s license from Health Canada during May 2018. This is a significant milestone for the Company as it is now authorized to conduct additional activities not currently permitted under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). This provides Organigram with an ability to develop, test and export an extensive range of products including its current range of cannabis oils as well as a wide range of derivative based formulations.

Hyasynth

On May 24, 2018, the Company announced it has entered into a letter of intent with Hyasynth Biologicals, Inc. (“Hyasynth”) whereby the Company proposes to make a strategic investment in Hyasynth. Additionally, the non-binding letter of intent contemplates the Company entering into an off-take agreement with Hyasynth whereby the Company can purchase a pre-defined quantity of a range of cannabinoids or cannabinoid related production from Hyasynth on terms set forth in such agreement. Hyasynth, a biotechnology company based in Montreal, recently received their dealer’s license from Health Canada, which enables them to expand beyond research and into commercial production.

Pursuant to the terms of the strategic investment, once finalized, the Company will have the right to purchase up to $10 million in senior secured convertible debentures (the “debentures”) of Hyasynth in a series of three tranches based on Hyasynth attaining certain milestones in respect of tranches two and three. Upon the occurrence of certain conversion triggers, the outstanding indebtedness under the debentures would be in whole or in part converted into equity shares of Hyasynth. If fully converted, the shares would represent a substantial interest in Hyasynth based on the current capitalization structure for Hyasynth, provided that such capitalization structure remains as such at the time of conversion. Additionally, subject to a successful closing, the Company will be granted certain investor rights and board representation. The Company will be granted a floating security interest over the assets of Hyasynth so long as there is indebtedness outstanding under the debenture(s).

This transaction is scheduled to close in August 2018.

REQUIREMENTS TO STAY FLEXIBLE STRATEGICALLY

While the Company believes these above listed initiatives will position the Company well for continued growth in markets and sales with a view of increasing long-term shareholder value the Company is also cognizant of the highly dynamic nature of both the Canadian and international cannabis industries and the related capital markets which funds the expansionary activities. As such the Company reassesses its strategy and implementation of such strategy as it believes is reasonably required particularly in the context of legal, regulatory, competitive and financial changes as they occur or in anticipation of their occurrence.

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2.3 SELECTED INFORMATION

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

The Company uses certain non-GAAP performance measures such as adjusted EBITDA (excluding fair value adjustment to inventory and biological assets), adjusted gross margin and adjusted gross profit within this MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS.

THE FOLLOWING ARE QUARTERLY FINANCIAL HIGHLIGHTS FOR THE PERIOD ENDED MAY 31, 2018

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MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	14

Footnote 1 – Q2 F2017 includes sales return provision of $2,026 for credits issued for client care program. Q2 F2018 includes a recapture of the provision for $471 representing the credits that expired under the program and Q3 F2018 includes a recapture of $21.

ADJUSTED GROSS MARGIN % (EXCLUDES F.V. ADJUSTMENT TO BIO-ASSETS AND INVENTORY) (expressed in 000’s)

This is a non-GAAP measure and the Company calculates adjusted gross margin as net sales less cost of goods sold and indirect production, divided into net sales. The fair value adjustment to biological assets and inventory is excluded as management believes the exclusion is a better representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is gross margin.

GROSS MARGIN %	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017	Q1-F2018	Q2-F2018	Q3-F2018
(EXCLUDING F.V ADJ.

Gross Margin	$2,009	$763	$(3,977)	$(758)	$845	$1,618	$6,523	$12,121

Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	938	(689)	(367)	(578)	264	722	4,384	10,066

Gross Margin excluding fair value adjust- ment to biological assets and inventory	1,071	1,452	(3,610)	(180)	580	896	2,139	2,055
Divided by: Net Sales	$1,866	$2,231	$(581)	$1,917	$2,147	$2,687	$3,689	$3,726

Gross Margin % (Excluding F.V Adj.)	57%	65%	-621%	-9%	27%	33%	58%	55%

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Because the Net Sales and Gross Margin were impacted significantly in Q2-2017 (-2,026) and Q2-2018 (+471) and to a lesser extent in Q3-2018 readers may prefer to look at the Gross Margin (Excluding F.V. Adjust) and Net Sales both excluding the returns and recovery related to the recall credits as follows:

GROSS MARGIN %	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017	Q1-F2018	Q2-F2018	Q3-F2018
(EXCLUDING F.V ADJ.)

Gross Margin (Excluding F.V. Adjust)	$1,071	$1,452	$(3,610)	$(180)	$580	$896	$2,139	$2,055

Less effects of recall: recovery (returns)	-	-	(2,026)	-	-	-	471	21

Gross Margin (Excluding F.V. Adjust) with further adjustments	1,071	1,452	(1,584)	(180)	580	$896	1,668	2,034

Net Sales as reported	1,866	2,231	(581)	1,917	2,147	2,687	3,689	3,726

Less effects of recall: recovery (returns)	-	-	(2,026)	-	-	-	471	21
Net Sales – adjusted	$1,866	$2,231	$1,445	$1,917	$2,147	$2,687	$3,218	$3,705

Gross Margins % (Excluding F.V. Adjust) & Less effects of recal	57%	65%	-110%	-9%	27%	33%	52%	55%

ADJUSTED NET PROFIT (expressed in 000’s)

This is a non-GAAP measure and the Company calculates adjusted net profit as net profit before the fair value adjustment to biological assets and inventory. Management believes the exclusion is a better representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is net income (loss).

NET PROFIT	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017	Q1-F2018	Q2-F2018	Q3-F2018
(EXCLUDING F.V. ADJ.)

Net income (loss)	$625	$(756)	$(5,755)	$(2,346)	$(2,033)	$(1,402)	$1,078	$2,820

Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	938	(689)	(367)	(578)	264	722	4,384	10,066

Net Profit (Excluding F.V. Adj.)	$(313)	$(67)	$(5,388)	$(1,768)	$(2,298)	$(2,124)	$(3,307)	$(7,246)

ADJUSTED EBITDA (expressed in 000’s)

This is a non-GAAP measure and the Company calculates adjusted EBITDA as net profit before interest, income tax, depreciation and amortization, and the fair value adjustment to biological assets and inventory. Management believes the exclusion of the fair value adjustment is a better representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure to adjusted EBITDA (excluding fair value adjustment to biological assets and inventory) calculated in accordance with IFRS is net income (loss).

ADJUSTED EBITDA	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017	Q1-F2018	Q2-F2018	Q3-F2018

Net income (loss)	$625	$(756)	$(5,755)	$(2,346)	$(2,033)	$(1,402)	$1,078	$2,820

Add: Interest expense (income)	94	37	(133)	(114)	(67)	(44)	1,143	3,679
Depreciation and amortization	245	303	806	378	513	486	617	941
Impairment of goodwill	–	–	–	–	–	–	–	1,156
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	938	(689)	(367)	(578)	264	722	4,384	10,066

Adjusted EBITDA	$26	$273	$(4,715)	$(1,505)	$(1,852)	$(1,682)	$(1,547)	$(1,470)

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	16

CASH FLOW (expressed in 000’s)

This is a non-GAAP measure and the Company calculates cash flow as net profit before income tax, depreciation, share-based compensation, and the fair value adjustment to biological assets and inventory. Management believes the exclusions are a better representation of cash performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is net income (loss).

CASH FLOW	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017	Q1-F2018	Q2-F2018	Q3-F2018

Net income (loss)	$625	$(756)	$(5,755)	$(2,346)	$(2,033)	$(1,402)	$1,078	$2,820

Add: Depreciation and amortization	245	303	806	378	513	486	617	941
Share-based compensation	164	274	291	222	916	746	1,154	1,156
Impairment of goodwill	–	–	–	–	–	–	–	1,156
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	938	(689)	(367)	(578)	264	722	4,384	10,066

Cash Flow	$97	$510	$4,291	$(1,169)	$(869)	$(892)	$(1,536)	$(3,993)

3.1 SUBSEQUENT EVENTS

THE FOLLOWING REPRESENTS SUBSEQUENT EVENTS NOT ALREADY DISCLOSED IN THE MD&A:

(I) ISSUANCE OF STOCK OPTIONS

On June 1, 2018, the Company has issued 25,000 employee options to purchase 25,000 common shares of the Company, to employees of OGI, at an exercise price of $5.49 per share. The options vest over a two-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On July 1, 2018, the Company has issued 55,000 employee options to purchase 55,000 common shares of the Company, to employees of OGI, at an exercise price of $5.85 per share. The options vest over a two-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

4.1 CHANGES IN ACCOUNTING POLICIES

New standards and interpretations adopted:

DISCLOSURE INITIATIVE (AMENDMENTS TO IAS 7)

This amendment was issued on December 18, 2014. The amendment requires entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including non-cash changes and changes arising from cash flows. The amendment was effective for annual reporting periods beginning on or after January 1, 2017. There has been no effect on the Company’s financial statements.

AMENDMENTS TO IAS 12 – INCOME TAXES

This amendment provides clarity on recognition of deferred tax assets for unrealized losses to address diversity in practice. The amendment was effective for annual reporting periods beginning on or after January 1, 2017. There has been no effect on the Company’s financial statements.

5.1 PRE-TAX OPERATING EARNINGS
5.2 RESULTS OF OPERATIONS
5.3 RELATED PARTY TRANSACTIONS

5.1 PRE -TAX OPERATING EARNINGS

The following are the statements of income for the three and nine months ended May 31, 2018 and 2017: (expressed in CDN $000’s except share amounts)

	3-MONTHS ENDED MAY 31		9-MONTHS ENDED MAY 31
REVENUE	2018	2017	2018	2017

Sales	$3,705	$1,917	$9,612	$5,593
Less: sales recovery (returns)	21	–	490	(2,026)
Net sales	3,726	1,917	10,102	3,567

Cost of sales	1,311	898	4,010	2,527
Indirect production	360	1,199	1,002	3,378
	2,055	(180)	5,090	(2,338)

Fair value adjustment to biological assets and inventories and net realizable value reduction to inventories	10,066	(578)	15,172	(1,634)
Gross margin	12,121	(758)	20,262	(3,972)

EXPENSES

General and administrative	1,556	790	4,743	2,245
Sales and marketing	1,754	691	4,033	2,063
Share-based compensation	1,156	222	3,056	787
Impairment of goodwill and intangible asset	1,156	–	1,156	–
Total expenses	5,622	1,703	12,988	5,095

Income (loss) from operations	6,499	(2,461)	7,274	(9,067)
Financing costs	4,257	51	5,737	215
Investment income	(578)	(166)	(959)	(426)
Net income (loss) and comprehensive income (loss)	$2,820	$(2,346)	$2,496	$(8,856)

Weighted-average number of shares, basic	124,572,748	101,413,482	116,951,695	95,152,172
Net income (loss) income per common share, basic	$0.023	$(0.023)	$0.021	$(0.093)
Weighted-average number of shares, diluted	137,067,973	101,413,482	129,421,059	95,152,172
Net income (loss) per common share, diluted	$0.021	$(0.023)	$0.019	$(0.093)

5.2 RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

REVENUE (expressed in 000’s)

The Company’s sales include dried flower to medical patients and wholesale, cannabis oil, accessories revenue, and revenue from THC. For the three-months ended May 31, 2018, the Company posted net sales of $3,726 from 303,428 grams of dried flower and 768,400 ml of oil sold versus $1,917 for the quarter ended May 31, 2017 on sales of 196,129 grams of dried flower and 189,600 ml of oil.

During the quarter ended May 31, 2018, sales returns incurred a net recovery of $21 due to unused credits previously issued through a client credit program which expired on March 6, 2018.

Organigram posted revenue for the nine-months ended May 31, 2018 of $10,102 on 736,153 grams of dried flower and 1,739,250 ml of oil sold versus $3,567 on 598,060 grams of dried flower and 406,000 ml of oil during the nine months ended May 31, 2017.

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	23

COST OF SALES AND GROSS MARGIN (expressed in 000’s)

The gross margin for the quarter ended May 31, 2018 and 2017 was $12,121 and $(758) respectively. Included in gross margin are the changes in the fair value of biological assets and inventory related to IFRS standard IAS41. Gross margins for the nine-month periods ending May 31, 2018 and 2017 were $20,262 and $(3,972) respectively. The increase in fair value of biological assets and inventories is due to additional production capacity that began to come online near the end of February in conjunction with increased yield experienced per plant harvested in Q2 and Q3-2018 vs. Q1-2018 and fiscal 2017.

The cost of sales primarily consists of the following:

1)

Costs of sales of cannabis (dried flower and oil) include the direct costs of materials and labour and depreciation of manufacturing related items such as building and equipment related to the production of cannabis sold. This includes growing, cultivation and harvesting costs, quality assurance and quality control, as well as packaging and labelling.

2)	Cost of sales also includes the costs related to other products such as vaporizers and cookbooks and costs related in the generation of THC revenues.

3)

Also included are the production costs of late-stage biological assets that are disposed of and inventory that does not pass the Company’s quality assurance standards are expensed to indirect production. Indirect production for the three-month period ended May 31, 2018 was $360 versus $1,199 for the three months ended May 31, 2017 and $1,002 versus $3,378 for the nine-months ended May 31, 2018 and 2017 respectively.

The following table reconciles the Company’s gross margin (before fair value adjustments) from its current core business of Canadian medical sales with its reported sales, cost of sales and gross margin (before fair value adjustments expressed in thousands):

	3-MONTHS ENDED MAY 31, 2018				3-MONTHS ENDED MAY 31, 2017

	FLOWER	OIL	OTHER	TOTAL	FLOWER	OIL	OTHER	TOTAL
			(NOTE 1)				(NOTE 1)
Sales	$1,636	$1,363	$727	$3,726	$1,401	$388	$128	$1,917
Cost of Sales (Note 2)	371	617	323	1,311	533	254	111	898
Indirect Production (Note3)	–	–	360	360	–	–	1,199	1,199
Gross Margin (Note 4)	$1,265	$746	$44	$2,055	$868	$134	$(1,182)	$(180)
Units of: Dried flower (in grams)	222,400	–	81,028	303,428	186,729	–	9,400	196,129
Oil (in ml)	–	768,400	–	768,400	–	189,600	–	189,600
Sales per unit	$7.36	$1.77			$7.50	$2.05
Cost of Sales per unit	1.67	0.80			2.86	1.34
Gross Margin per unit	$5.69	$0.97			$4.65	$0.71
	9-MONTHS ENDED MAY 31, 2018				9-MONTHS ENDED MAY 31, 2017

	FLOWER	OIL	OTHER	TOTAL	FLOWER	OIL	OTHER	TOTAL
			(NOTE 1)				(NOTE 1)
Sales	$4,638	$3,311	$2,153	$10,102	$4,243	$810	$(1,485)	$3,567
Cost of Sales (Note 2)	1,442	1,719	849	4,010	1,582	626	319	2,527
Indirect Production (Note3)	–	–	1,002	1,002	–	–	3,378	3,378
Gross Margin (Note 4)	$3,196	$1,592	$302	$5,090	$2,661	$184	$(5,183)	$(2,338)
Units of: Dried flower (in grams)	637,630	–	98,523	736,153	523,202	–	74,858	598,060
Oil (in ml)	–	1,739,250	–	1,739,250	–	406,000	–	406,000
Sales per unit	$7.28	$1.90			$8.11	$1.99
Cost of Sales per unit	2.26	0.99			3.02	1.54
Gross Margin per unit	$5.01	$0.92			$5.09	$0.45

Notes on next page

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	24

Note 1: Other includes: revenue from Trauma Healing Centers, credits related to the recall, accessories and dried flower sale to other LP to fulfill a legacy contract. Note 2: Cost of sales excludes indirect production costs. Note 3: Includes cultivation assets that did not meet quality assurance standards that are expensed immediately during the period and obsolete packaging. 2017 amounts are higher due to product destroyed related to the voluntary recall. Note 4: Gross margin is before fair value adjustments on biological assets and inventories.

Readers are cautioned with comparing cost of sales on the income statement with “cost of cultivation” expressed earlier in the MD&A. Cost of cultivation excludes packaging costs. Further, even excluding packaging, the cost of cultivation takes time to work through to cost of sales as harvests are “inventoried” first and expensed to cost of sales only when the product is sold.

GENERAL AND ADMINISTRATIVE (expressed in 000’s)

In the quarter ended May 31, 2018, the Company incurred expenses of $1,556 versus $790 in the comparable 2017 prior period. During the nine months ended May 31, 2017, the Company incurred expenses of $4,743 versus $2,245 during the nine months ended May 31, 2017.

The increase from the comparable periods is related to an increase in internal resources, office and general expenses, office building depreciation, and shareholder related fees as the Company increased sales and production volumes while continuing preparing for the recreational market.

SALES AND MARKETING (expressed in 000’s)

Increased sales volumes and planning for the adult recreational market has resulted in increased spending quarter over quarter, and year over year. These expenses include increased client service and sales staff, increases in freight due to increased shipping distances, educational materials, as well as commissions on sales. In the quarter ending May 31, 2018, the Company incurred sales and marketing expenses of $1,754 versus $691 in the quarter ended May 31, 2017. During the nine months ended May 31, 2018, the Company incurred sales and marketing expenses of $4,033 versus $2,063 in the prior year period.

SHARE- BASED COMPENSATION (expressed in 000’s except share amounts)

The company recognized $1,156 in share-based compensation for the quarter ended May 31, 2018 compared to $222 in the quarter ended May 31, 2017. Options granted in the recent period were 170,000 compared to 1,565,000 in the quarter ended May 31, 2017. Included in the quarter ending May 31, 2018 were nil options issued to key management personnel compared to 1,5000,000 options issued for the quarter ending May 31, 2017.

During the nine months ended May 31, 2018, the company issued share based compensation valued at $3,056 versus $787 in the nine months ended May 31, 2017. Options granted in the nine months ended were 1,866,648 compared to 3,803,100 in the nine months ended May 31, 2017.

Share-based compensation was valued using the Black-Scholes valuation model and represents a non-cash expense.

FINANCING COSTS AND INVESTMENT INCOME (RELATED TO THE COMPANY’S SHORT-TERM INVESTMENTS AND LONG-TERM DEBT) (expressed in 000’s)

On January 31, 2018 the Company issued $115 million of convertible debentures paying a 6% coupon interest. The debentures are convertible into common stock at a price per common share of $5.42 and have a maturity of January 31, 2020. The increase in interest expense is primarily attributable to these debentures.

For the quarter ending May 31, 2018, the Company incurred $4,257 in financing costs less $578 in investment income versus $51 in financing costs less $166 in investment income during quarter ended May 31, 2017.

These finance costs are related to long-term debt of $2,980 at May 31, 2018 ($3,200 - May 31, 2017) and a debenture payable of $95,288 at May 31, 2018 ($nil – May 31, 2017). The investment income is related to the short-term investments of $124,200 at May 31, 2018 ($45,750 – May 31, 2017).

For the nine-month period ending May 31, 2018, the Company incurred $5,737 in financing costs less $959 in investment income versus $215 in financing costs less $426 in investment income during the nine-month period ended May 31, 2017.

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND NINE-MONTHS ENDED MAY 31, 2018	25

THE LONG-TERM DEBT RECEIVED IS AS FOLLOWS:

	MAY 31, 2018	AUGUST 31, 2017

Farm Credit Canada credit facility - maturing December 1, 2019 with a 10 year amortization and a 5 year term variable rate plus 1.75% (currently 6.20%)	$1,795	$1,960

Farm Credit Canada - real property loan maturing December 1, 2020 with a 10 year amortization and 5 year term variable rate plus 2.15% (currently 6.60%)	1,255	1,318

Business Development Loan - matured May 31, 2017, bearing inter- est at an interest rate of 7%	-	30

Atlantic Canada Opportunities Agency - Business Development Program - loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	422	262

Deferred financing	(44)	(51)
	3,398	3,519
Less: current portion of long term debt	(418)	(390)
Long-term portion	$2,980	$3,129

THE BALANCE OF THE UNSECURED CONVERTIBLE DEBENTURES IS AS FOLLOWS:

	MAY 31, 2018	AUGUST 31, 2017

Debentures - maturing January 30, 2020 bearing interest upon maturity at an interest rate of 6.00%	$115,000	$-

Less: allocation to reserve for options and warrants for debenture discount	(16,905)	-

Amortization of debenture discount	2,416	-

Less: issue costs	(6,094)	-

Amortization of issue costs	871	-
	95,288	-
Less: current portion of debentures	-	-
Long-term portion	$95,288	$-

The investment income earned is from the following:

		MAY 31, 2018	AUGUST 31, 2017
DESCRIPTION	INTEREST %
Maturing December 22, 2017, redeemed	1.19%	$-	$2,000
Maturing December 22, 2017, redeemed	1.19%	-	5,000
Maturing December 27, 2017, redeemed	1.20%	-	5,000
Maturing December 28, 2017, matured	1.46%	-	20,000
Maturing December 21, 2018,	Prime-2.15%	10,000	-
Maturing December 21, 2018,	Prime-2.15%	10,000	-
Maturing December 21, 2018,	Prime-2.15%	5,000	-
Maturing January 30, 2019	1.45%	90,000	-
Maturing February 25, 2019	1.45%	9,200	-
		$124,200	$32,000

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	26

All short-term investments are guaranteed investment certificates with a Schedule I bank, which are redeemable prior to maturity.

IMPAIRMENT OF GOODWILL (expressed in 000’s)

Impairment of goodwill relates to the Company’s strategic review of its 2017 acquisition of Trauma Healing Centres Incorporated. Due to the Company’s belief that the investment should be “right sized” to match the business opportunity available a write-down in the amount of $1.2 million related to goodwill was taken.

NET INCOME (LOSS) (expressed in 000’s)

The net income for the quarter ended May 31, 2018 was $2,820 or $0.023 per share (basic) and $0.021 (diluted), compared to the quarter ending May 31, 2017 of a net loss of $(2,346) or $0.023 per share (basic and diluted). The increase in net income over the previous quarter ending February 28, 2018 is due to the fair value adjustment on biological assets and net realizable value reduction to inventories, offset by increased financing costs related to the convertible debenture and an impairment of goodwill. These items also resulted in a net income for the nine-month period ending May 31, 2018 of $2,496 versus a net loss of $(8,856) for the nine months ended May 31, 2017.

5.3 RELATED PARTY TRANSACTIONS

TRANSACTIONS AND BALANCES WITH RELATED ENTITIES

Certain directors, management, and other related parties controlled by directors of the Company were issued convertible debentures as part of a November 27, 2015 private placement. The convertible debentures carried a 6.75% interest rate and were to expire on December 31, 2018. During the quarter ended May 31, 2017, these debentures were converted into 110,713 common shares.

MANAGEMENT AND BOARD COMPENSATION (expressed in 000’s except share amounts)

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. For the three-month period ended May 31, 2018, the Company’s expenses included $436 (three-months ended May 31, 2017 - $212) for salary and/or consulting fees paid to key management personnel. In addition, nil options (three-months ended May 31, 2017 – 1,500,000) were granted during the three-month period ended May 31, 2018 to key management personnel at an average exercise price of $nil (three-months ended May 31, 2017 - $2.36) . For the nine-month period ended May 31, 2018, the Company’s expenses included $1,246 (nine-months ended May 31, 2017 - $578) for salary and/ or consulting fees paid to key management personnel. In addition, 1,461,648 options (nine-months ended May 31, 2017 – 2,335,600) were granted during the nine-month period ended May 31, 2018 to key management personnel at an average exercise price of $3.63 (nine-months ended May 31, 2017 - $2.02) .

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	27

6.1 LIQUIDITY AND CAPITAL RESOURCES

6.2 SHARE DATA

6.3 BALANCE SHEET

6.4 FAIR VALUE OF FINANICIAL INSTRUMENTS

6.1 LIQUIDITY AND CAPITAL RESOURCES (expressed in 000’s)

The following highlights the Company’s cash flows during the nine-months ended May 31, 2018 and 2017.

	MAY 31, 2018	MAY 31, 2017
NET CASH PROVIDED BY (USED)

Operating Activities	$(5,183)	$(4,894)
Financing Activities	165,482	41,160
Investing Activites	(130,645)	(43,417)
Cash Provided (Used)	29,654	(7,151)

Cash Position
Beginning of period	$1,957	$9,858
End of period	$31,611	$2,707

On May 31, 2018, the Company had a cash balance of $31,611 compared to $2,707 for the comparable period.

The cash used by operating activities was $5,183 primarily driven by a net income of $2,496 offset by a decrease in working capital of $21,392; non-cash items for depreciation and loss on disposals of $2,044, share-based compensation of $3,056, amortization of convertible debenture discount and issue costs of $2,416, impairment of goodwill of 1,156, and financing costs of $2,443.

For the nine-month period ending May 31, 2017, the cash used by operating activities was $4,894 primarily driven by a net loss of $8,856 offset by non-cash items for depreciation of $1,043, share-based compensation of $787 and decrease in working capital balances of $2,250.

The cash provided by financing activities was $165,482, driven by a share issuance for gross proceeds of $57,500, debentures issued for gross proceeds of $115,000, and stock options and warrants exercised for $6,386. This was offset by issue costs of $10,834 and financing costs of $2,443.

For the nine-month period ending May 31, 2017, the cash provided by financing activities was $41,160 driven by a bought deal on December 7, 2016 for $40,253 in shares issued and stock options and warrants exercised for $4,759 offset by issue costs of $2,616 and repayment of long term debt of $1,238.

The cash used by investing activities was $130,645 primarily driven by investments in short-term interest-bearing certificates for $124,200 less redemptions of $32,000, and acquisition of property, plant and equipment for $39,419. Included in the acquisition was the purchase of land and building located adjacent to the Company’s property, located at 55 English Drive for a purchase price of $2,000. Of the purchase price, $99 was allocated to land and the remainder to building.

For the nine-month period ending May 31, 2017, the cash used by investing activities was $43,417 primarily driven by acquisition of property, plant and equipment for $21,121 and investing in short-term interest-bearing certificates for $36,000 less redemptions of $13,025. Property, plant and equipment included the acquisition of an adjacent property for expanding operations located at 320 Edinburgh Drive in Moncton, New Brunswick for a purchase price of $7,925 including closing costs.

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	29

6.2 SHARE DATA

(I) OUTSTANDING SHARES, WARRANTS AND OPTIONS

The following table sets out the number of shares, warrants and options outstanding as at May 31, 2018 and July 30, 2018:

FULLY DILUTED SHARES	MAY 31, 2018	JULY 27, 2018

Common shares issued and outstanding	124,602,146	124,738,496
Investor warrants	8,103,637	8,088,637
Compensation options	7,773,214	7,708,064
Convertible debentures1	21,217,712	21,217,712
Total fully diluted shares	161,696,709	161,752,909
Footnote 1 - if converted at $5.42 a share

(II) SHARE-BASED COMPENSATION

Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding common shares, as approved by the Company’s Board of Directors.The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX-V.

The maximum exercise period after the grant of an option is 10 years. When an employee’s service ends, the expiry date of his/her options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement. The Company also issues stock options to third parties in exchange for services.

The change in the options outstanding during the period is as follows:

		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE

Balance – August 31, 2017	6,352,049	$1.48
Granted	1,696,648	$3.69
Exercised	(235,883)	$1.46
Cancelled/Forfeited	(116,850)	$2.05
Balance – February 28, 2018	7,695,964	$1.96
Granted	170,000	$4.32
Exercised	(52,450)	$2.96
Cancelled/Forfeited	(40,300)	$1.35
BALANCE – MAY 31, 2018	7,773,214	$2.00

Options outstanding have exercise prices that range from $0.30 to $5.50 with a weighted average remaining life of 8 years. Total share-based compensation expense for the three-month period ending May 31, 2018 was $1,156 (three-month period ending May 31, 2017 – $222) of which, $1,022 related to the Company’s stock option plan. Total share-based compensation expense for the nine-month period ending May 31, 2018 was $3,056 (nine-month period ending May 31, 2017 – $787) of which, $2,661 related to the Company’s stock option plan. These options are measured at fair value at the date of grant and are expensed over the option’s vesting period. In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to establish the fair value of options granted year-to-date by applying the following assumptions:

	MAY 31, 2018	MAY 31, 2017
Risk free interest rate %	1.58 - 2.22	0.55 - 1.82
Expected life of options (years)	5.00 - 6.50	0.54 - 10.00
Expected annualized volatility %	62.1 - 66.2	56.6 - 83.91
Expected dividend yield %	–	–

MANAGEMENT DISCUSSION AND ANALYSIS |THREE AND NINE-MONTHS ENDED MAY 31, 2018	30

Volatility was estimated by using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

6.3 BALANCE SHEET (expressed in 000’s)

The following is the financial position of the Company as at May 31, 2018 and August 31, 2017:

ASSETS	MAY 31, 2018	AUGUST 31, 2017
Current Assets
Cash	$31,611	$1,957
Short term investments	124,200	32,000
Accounts receivable	3,587	4,073
Biological assets	9,319	2,780
Inventories	17,570	2,626
Prepaid expenses	1,327	1,231
	187, 614	44,667
Property, plant and equipment	82,707	45,346
Deferred charges	808	467
Goodwill	999	2,155
	$272,128	$92,635
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$8,677	$6,259
Current portion of long term debt	418	390
	9,095	6,649

Long-term Debt	2,980	3,129
Unsecured convertible debentures	95,288	-
	107,363	9,778
SHAREHOLDERS’ EQUITY
Share capital	152,642	99,531
Reserve for options and warrants	29,382	3,081
Accumulated deficit	(17,259)	(19,755)
	164,765	82,857
	$272,128	$92,635

As at the date hereof, the Company has no off-balance sheet arrangements.

6.4 FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company does not record any financial instruments at fair value. The Company’s financial instruments include cash, short-term investments, accounts receivable, accounts payable, accrued liabilities, long-term debt and unsecured convertible debentures. The carrying values of these financial instruments approximate fair value.

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	31

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

Biological assets are presented as current assets on the balance sheet and are considered to utilize Level 3 inputs for accounting purposes. Significant assumptions used in determining the fair value of cannabis on plants include:

i.	Wastage of plants based on their various stages of growth;
ii.	Yield by plant;
iii.	Percentage of costs incurred to date compared to the total cost expected to be incurred; are used to estimate the fair value of an in-process plant;
iv.	Percentage of costs incurred for each stage of plant growth.
v.	Average selling price per gram.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of May 31, 2018, it is expected that the Company’s biological assets will yield 4,122,618 grams (August 31, 2017 – 843,522 grams) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods.

Management believes the two most significant unobservable inputs and their range of values are noted in the table below (expressed in 000’s):

AVERAGE SELLING PRICE
+5%	An increase of the estimated average selling price of cannabis would result in an increase of approximately $779 in to the fair value of biological assets (August 31, 2017 - $161)
-5%	A decrease of the estimated average selling price of cannabis would result in a decrease of approximately $779 in to the fair value of biological assets (August 31, 2017 - $161)
YIELD PER PLANT
+5%	An increase of the estimated yield of cannabis in production would result in an increase of approximately $463 in to the fair value of biological assets (August 31, 2017 - $139)
-5%	A decrease of the estimated yield of cannabis in production would result in a decrease of approximately $463 in to the fair value of biological assets (August 31, 2017 - $139)

There is a risk that the actual yields and average selling prices will differ materially from the Company’s estimates given the rapid growth in the Company’s cultivation profile and the uncertainty around pricing in the context of the launch of the adult use recreational market where pricing with many large customers remains unfinalized or subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	32

7.1 FINANCIAL RISK FACTORS

7.2 COMMITMENTS AND CONTINGENT LIABILITIES

7.1 FINANCIAL RISK FACTORS (expressed in 000’s)

The Company is exposed to various risks through its financial instruments, as follows:

(I) CREDIT RISK

The credit risk arises from deposits with banks, short-term investments and outstanding receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables out of the normal course of business, management may obtain guarantees and general security agreements. The maximum exposure to credit risk approximates the $159,398 of cash, short term investments and accounts receivable on the balance sheet

As of May 31, 2018, and August 31, 2017, the Company’s aging of trade receivables (net of a provision for doubtful accounts) was approximately as follows:

	MAY 31, 2018	AUGUST 31, 2017
0-60 days	$619	$400
61-120 days	176	89
Total	$795	$489

The Company had a provision for doubtful accounts of $191 at May 31, 2018 (August 2017 - $14).

(II) LIQUIDITY RISK

The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At May 31, 2018, the Company had $31,611 (August 31, 2017 – $1,957) of cash and cash equivalents and working capital of $178,519 (August 31, 2017- $38,017).

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	CARRYING	CONTRACTUAL	FISCAL	FISCAL	FISCAL
	AMOUNT	CASH FLOWS	2018	2019-2021	2021-2022
Accounts payable and accrued liabilities	$8,677	$8,677	$8,677	$-	$-
Long-term debt	3,398	3,442	102	869	954
Unsecured convertible debentures	95,288	115,000	-	115,000	-
Interest payments	-	-	1,772	10,101	227
	$107,363	$127,120	$10,551	$125,970	$1,181

(III) MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises of:

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at May 31, 2018 pursuant to the variable rate loans described in the long-term debt schedule. A 1% change in prime interest rates will increase or decrease the Company’s interest expense by $30 per year.

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	34

(IV) CONCENTRATION RISK

The Company’s accounts receivable is primarily due from the Federal Government, legal trusts, and patients covered under group insurance, and, thus, the Company believes that the accounts receivable balance is collectible.

(V) DEPENDENCE ON SENIOR MANAGEMENT

The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect its business. This risk is partially mitigated by the fact that the senior management team are significant shareholders in the Company. As well, implementation of employee compensation packages, composed of monetary short-term compensation and long-term stock based compensation, has been designed for the retention of key employees.

(VI) SUFFICIENCY OF INSURANCE

The Company maintains various types of insurance which may include financial institution bonds; errors and omissions insurance; directors’, trustees’ and officers’ insurance; property coverage; and, general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage; that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company.

(VII) COMPETITION

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. If the number of users of medical marijuana in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. To remain competitive, the Company will require a continued high level of investment in marketing, sales and client support. The Company may not have sufficient resources to maintain marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

(VIII) GENERAL BUSINESS RISK AND LIABILITY

Given the nature of Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

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(IX) REGULATION OF THE MARIJUANA INDUSTRY

The Company is heavily regulated in all jurisdictions where it carries on business. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Possible sanctions include the revocation or imposition of conditions on licenses to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that existing or future regulations affect the sale or offering of the Company’s product or services in any way, the Company’s revenues may be adversely affected.

(X) REGULATORY RISKS

The business and activities of the Company are heavily regulated in all jurisdictions where it carries on business. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical marijuana and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Company’s products or services in any way, the Company’s revenues may be adversely affected.

While the Company currently anticipates the legalization of recreational marijuana use in Canada in the future, there can be no assurances that recreational marijuana use in Canada will in fact be legalized in the near term, or at all. The Company has invested a considerable amount of funds into the expansion of its production facilities, including the 35 English Drive, 55 English Drive, 91 English Drive, and the 320 Edinburgh Drive Expansion, in anticipation of the legalization of recreational marijuana use in Canada and any significant delay in legalization or a decision by the government of Canada and other relevant regulatory authorities to not proceed with legalization could have a material adverse effect on the business, results of operations and financial condition of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	36

(XI) CHANGE IN LAWS, REGULATIONS AND GUIDELINES

The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of medical marijuana but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. While to the knowledge of the Company’s management, it is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to the Company’s operations.

(XII) RELIANCE ON LICENSE RENEWAL

The Company’s ability to grow, store and sell medical marijuana in Canada is dependent on the license from Health Canada. Failure to comply with the requirements of the license or any failure to maintain this license would have a material adverse impact on the business, financial condition and operating results of the Company. The license was renewed March 28, 2017 and expires March 27, 2020. Although management believes it will meet the requirements of the ACMPR annually for extension of the license, there can be no guarantee that Health Canada will extend or renew the license or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the license, or should it renew the license on different terms or not allow for anticipated capacity increases, the business, financial condition and results of the operations of the Company will be materially adversely affected.

(XIII) RELIANCE ON A SINGLE FACILITY

To date, The Company’s activities and resources have been primarily focused on its main production facility at 35 English Drive in Moncton, New Brunswick and the Company will continue to rely on this facility for the foreseeable future. Adverse changes or developments affecting the facility could have a material and adverse effect on the Company’s business, financial condition and prospects.

(XIV) FACTORS WHICH MAY PREVENT REALIZATION OF GROWTH TARGETS

The Company’s growth strategy contemplates outfitting the Moncton facility with additional production resources. There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

•	delays in obtaining, or conditions imposed by, regulatory approvals;
•	failure to obtain anticipated license capacity increases;
•	plant design errors, non-performance by third party contractors, increases in materials or labour costs; or, construction performance falling below expected levels of output or efficiency
•	environmental pollution;
•	contractor or operator errors; or, breakdowns, aging or failure of equipment or processes;
•	labour disputes, disruptions or declines in productivity; or, inability to attract sufficient numbers of qualified workers;
•	disruption in the supply of energy and utilities; and
•	major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

As a result, there is a risk that the Company may not have product, or sufficient product, available for shipment, to meet the expectations of its potential customers or in its business plan.

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	37

(XV) RISKS INHERENT IN AN AGRICULTURAL BUSINESS

The Company’s business involves the growing of medical marijuana, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures and supply interruptions for the Company’s customers. Although the Company grows its products indoors under climate controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

(XVI) VULNERABILITY TO RISING ENERGY COSTS

The Company’s medical marijuana growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

(XVII) PUBLICITY OR CONSUMER PERCEPTION

The Company believes the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical marijuana produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical marijuana in general, or the Company’s products specifically, or associating the consumption of medical marijuana with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

(XVIII) PRODUCT LIABILITY

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

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There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products. As of the current date, the Company has a small amount of insurance coverage for product liabilities.

(XIX) PRODUCT RECALLS

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

(XX) RELIANCE ON KEY INPUTS

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

(XXI) DIFFICULTIES WITH FORECASTS

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

(XXII) EXCHANGE RESTRICTIONS ON BUSINESS

The TSX-V’s listing conditions, for the Company, required it to deliver an undertaking confirming that, while listed on the Exchange, the Company will only conduct the business of production, acquisition, sale and distribution of medical marijuana in Canada as permitted under the Health Canada license. This undertaking could have an adverse effect on the Company’s ability to export marijuana from Canada and on its ability to expand its business into other areas including the provision of non-medical marijuana in the event that the laws were to change to permit such sales and the Company is still listed on the Exchange and still subject to such undertaking at the time. This undertaking may prevent the Company from expanding into new areas of business when the Company competitors have no such restrictions. All such restrictions could materially and adversely affect the growth, business, financial condition and results of operations of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	39

(XXIII) MANAGEMENT OF GROWTH

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth; that may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

(XXIV) LITIGATION

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Company’s common shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources.

(XXV) DIVIDENDS

The Company has no earnings or dividend record and may not pay any dividends on its common shares in the foreseeable future. Dividends paid by the Company could be subject to tax and, potentially, withholdings.

(XXVI) LIMITED MARKET FOR SECURITIES

The Company’s common shares are listed on the TSX-V, however, there can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Resulting Issuer.

(XXVII) ENVIRONMENTAL AND EMPLOYEE HEALTH AND SAFETY REGULATIONS

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	40

7.2 COMMITMENTS AND CONTINGENT LIABILITIES

(I) CONTINGENT LIABILITIES

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a law suit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the law suit to be without merit though they will rigorously defend the action. A provision has been made in these consolidated financial statements for the claim.

On March 3, 2017, a Claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to represent a Class who purchased and consumed medical marijuana that was later found to contain trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers and were the subject of the Company’s product recalls in December 2016 and January 2017. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, the Sale of Goods Act and the Food and Drugs Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, damages in the form of the total funds required to establish a medical monitoring process for the benefit of the Class, exemplary or punitive damages and certain costs. The Claim also contains a request for an order certifying the proceeding as a class proceeding.

On November 16, 2017, the Claim was amended to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future before the class action suit is certified by the court and unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

For the three-month period ending February 2017, the Company recognized $2,026,349 in sales returns to uninsured customers for credits arising from the product recall which represents a divestiture of the profits earned through a client credit program.

MANAGEMENT DISCUSSION AND ANALYSIS | THREE AND SIX-MONTH PERIOD ENDED FEBRUARY 28, 2018	41

GREG ENGEL	Director and CEO
PETER AMIRAULT[2]	Chairman of the Board
DERRICK WEST[1,2]	Chair of the Audit Committee
MICHEL J. BOURQUE[2]	Chair of the Governance, Nominating, Compensation and Human Resources Committees
DR. KENNETH MITTON	Independent Director
PAOLO DE LUCA[1]	Chief Financial Officer
RAYMOND GRACEWOOD	Chief Commercial Officer
MICHAEL TRIPP[1]	Chief Legal Officer

[1] Note: Subject to Health Canada regulatory approval.

[2] Independent Director.

ORGANIGRAM

organigram.ca | /discoverogi